Aetna Life Insurance and Annuity Company

                                   ENDORSEMENT

The Contract and Certificate are hereby endorsed as follows:

1. The Guaranteed Interest Rate - Fixed Account section is restated as follows:

              Aetna will add interest daily to all amounts held in the Fixed Account. For each calendar year, Aetna will set a minimum guaranteed annual interest rate which will apply to all amounts held in the Fixed Account during the calendar year. This rate will never be less than an annual rate of 3%. This one year minimum guaranteed interest rate will be established prior to each calendar year and will be made available to the Contract Holder in advance of the calendar year. Aetna, in its discretion, may credit interest at a rate greater than this one year rate. Aetna will make available to the Contract Holder the rate currently being credited to amounts held in the Fixed Account.

2. The Guaranteed Interest Rate - Fixed Plus Account section is restated as follows:

              Aetna will add interest daily to amounts held in the Fixed Plus Account. For each calendar year, Aetna will set a minimum guaranteed annual interest rate which will apply to all amounts held in the Fixed Plus Account during the calendar year. This rate will never be less than an annual rate of 3%. This one year minimum guaranteed interest rate will be established prior to each calendar year and will be made available to the Contract Holder in advance of the calendar year. Aetna, in its discretion, may credit interest at a rate greater than this one year rate. Aetna will make available to the Contract Holder the rate currently being credited to amounts held in the Fixed Plus Account.

              Beginning on the tenth anniversary of the effective date of an Individual Account, Aetna will credit amounts with an interest rate that is at least 0.25% higher than the then declared interest rate for Individual Accounts before the tenth anniversary.

3. For Contracts providing for the payment of any Fixed Account Surrender Value in equal payments over a period not to exceed 60 months, the paragraph describing the interest rate to be credited during the payment period is amended and restated as follows:

              During the payment period, interest will be credited to the remaining Fixed Account balance at a single fixed rate that will not be more than two percentage points below the rate being credited to the Fixed Account as of the date of surrender. In no event will the credited interest rate be less than 3%.

4. The section titled Change of Contract is restated as follows:

        (a) Only a Vice President or above of Aetna or any officer acting pursuant to a written delegation of authority from such person may change the terms of this Contract. No other employee, agent, or representative of Aetna may make any change to this Contract.

        (b) This Contract may be changed at any time by written mutual agreement of the Contract Holder and Aetna. Where Aetna proposes a change to the contract requiring written mutual agreement, if the Contract Holder does not agree to any change under this provision, no new Participants will be covered under this Contract.

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        (c) Aetna may not make any unilateral changes to the contract, except that:

               (1) Aetna may change the sections of this Contract specifically enumerated in this Change of Contract section. Aetna will notify the Contract Holder in writing at least 30 days before the effective date of any change except as otherwise provided for in this Change of Contract section. Where Aetna notifies the Contract Holder of any such unilateral change, the Contract Holder or, as applicable, Participants will be permitted to terminate their participation in this Contract prior to the effective date of the change under the terms of this Contract in effect prior to the unilateral change; and

               (2) Aetna may change this Contract at any time as required by federal or state law.

        (d) Aetna may change the sections of this Contract concerning:

               (1)   Net Purchase Payment(s);
               (2)   Guaranteed GA Account Interest Rate;
               (3)   Net Return Factor(s) - Separate Account;
               (4)   Current Value;
               (5)   Surrender Value;
               (6)   Fund(s) Annuity Unit Value - Separate Account;
               (7)   Maximum transfer fees

              Any such change under these sections will not apply to any individual participating under this Contract before the effective date of the change, but may apply to new Participants covered on or after the date the change is effective.

        (e) Aetna may change the section concerning GAA Market Value Adjustment by notifying the Contract Holder in writing at least 90 days before the effective date of any such change. Any changes under this section will become effective for any new Term for any present or future Individual Accounts.

        (f) Aetna may change the Annuity Options and the tables for such options:

               (1) No earlier than 12 months after the Effective Date of this Contract; and

               (2) No earlier than 12 months after the date on which any such prior change was effective.

              Any such change to the Annuity Options and the tables for such options will not apply to any individual participating under this Contract before the effective date of the change, but will apply to new Participants covered on or after the date any change is effective. Any change will not affect the amount or terms of any Annuity beginning before the change is effective.

Endorsed and made a part of the Contract and Certificate effective on the Effective Date of the Contract.

                                   /s/ Thomas J. McInerney
                                       President
                                       Aetna Life Insurance and Annuity Company

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